Exhibit 99.1

Gold Royalty Announces Acquisition of Québec Royalty Portfolio; Welcomes SOQUEM as Shareholder

Vancouver, British Columbia – November 2, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an agreement to acquire a portfolio of 22 royalties (the “Portfolio”) located in Québec from SOQUEM (Société Québécoise d’exploration minière), a subsidiary of Investissement Québec, for C$1 million in common shares of the Company.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “We are excited to further expand our royalty position in Québec, one of the best mining jurisdictions in the world, to now over 90 royalties by acquiring a highly prospective royalty portfolio from SOQUEM. The Portfolio covers over 65,000 hectares and is primarily focused on gold properties. Several of the properties are being advanced by leading mining companies such as Osisko Mining, IAMGOLD, and Probe Gold. Furthermore, we look forward to welcoming Investissement Québec as a strategic shareholder and look forward to exploring further opportunities for growth in the province.”

Acquisition Highlights and Overview

●	22 royalties on exploration and resource stage projects in Québec, as well as the right for Gold Royalty to receive a milestone payment of C$1 million once Probe Gold’s Detour project publishes a positive preliminary economic assessment (PEA) mine study.
●	Payment to SOQUEM of C$1 million, satisfied in common shares of the Company based on the 20-day volume weighted average price of such shares prior to closing.
●	SOQUEM will be entitled to 50% of any buyback proceeds received from the Portfolio in the future. Total potential buyback and milestone proceeds associated with the Portfolio of C$18.2M
●	Predominantly precious metals focused portfolio, with some diversified and base metals royalties.
●	Royalty coverage of approximately 65,000 hectares along prolific and established mining districts.
●	Gold Royalty will hold over 240 royalties, including 94 royalties in Québec, upon closing of the transaction.

Table 1. SOQUEM Royalty Portfolio

Property	Royalty	Commodities	Operator
Aquilon	1.0% NSR	Au	Sirios Resources
Casault	1.0% NSR	Au	Midland Exploration
Chute-des-Passes	0.5% NSR	Ni	Canada Silver Cobalt Works
Des Meloizes	3.0% NSR	Zn, Ag	Generic Gold Corp
Detour	Milestone Payment	Au	Probe Gold
Dileo Nord	1.0% NSR	Cu, Mo, Au, Ag	Troilus Gold Corp
Duquet	0.75 NSR	Zn, Cu, Pb, Au	Azimut Exploration Inc.
Eastmain Ouest	0.7% NSR	Au	Azimut Exploration Inc.
Fancamp	1.5% NSR	Au	IAMGOLD
Generation Selbaie Bloc 5-6	1.0% NSR	Au, Ag	Midland Exploration
Generation Selbaie Bloc 7	0.5% NSR	Zn	Maple Gold Mines / Agnico Eagle
Gîte Fenton	1.0% NSR	Au, Mo	Cartier Resources Inc
Hazeur	1.0% NSR	Au	BTM Corporation
Jouvex	1.0% NSR	Au	Midland Exploration
La Roncière	1.25% NSR	Au	Imperial Mining Group
Lingwick	1.5% NSR	Cu, Zn, Au, Ag	Midland Exploration
Monique	0.38% NSR	Au	Probe Gold
Noyard	1.0% NSR	Au	Vior
Noyell	1.0% NSR	Au, Zn	Magna Terra Minerals
Pitt Gold	1.0% NSR	Au	Duquesne Gold Mines
Quévillon Nord	1.0-2.0% NSR	Ag	Osisko Mining
Vanadium	2.0% NPI	V2O5, Fe, TiO2	BlackRock
Verneuil	0.5% NSR	Au	Vior

Closing of the transaction is subject to customary conditions, including the waiver or expiry of applicable third party rights, and is expected to occur prior to the end of the current quarter.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

About SOQUEM

SOQUEM is a leader in Québec’s mineral exploration industry. As a subsidiary of Investissement Québec, its mission is to promote the exploration, discovery, and development of the province’s mineral resources.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the expected closing of the transaction, activities of the operators at the projects underlying the Company’s interests and the Company’s strategy and business plans. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to commodities prices and the business of the Company. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability of the parties to satisfy the conditions to the transaction, risks related to risks related to the operators of the projects in which the Company holds interests, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.